UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

LEAPFROG ENTERPRISES, INC.

(Name of Subject Company)

LEAPFROG ENTERPRISES, INC.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share
(Title of Class of Securities)

52186N106

Class A Common Stock

None

Class B Common Stock

(CUSIP Number of Class of Securities)

Roberta L. Lattuga
Senior Vice President and General Counsel
LeapFrog Enterprises, Inc.

6401 Hollis Street, Suite 100
Emeryville, California 94608
(510) 420-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

John W. Campbell
Morrison & Foerster LLP
425 Market Street

San Francisco, California 94105-2482
(415) 268-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, items 4 and 8 the “Schedule 14D-9”) initially filed on March 3, 2016 with the Securities and Exchange Commission by LeapFrog Enterprises, Inc. (“LeapFrog” or the “Company”), as amended on March 11, 2016 and March 25, 2016. The Schedule 14D-9 relates to the tender offer by Bonita Merger Sub, L.L.C. a Delaware limited liability company (“Acquisition Sub”), a wholly owned direct subsidiary of VTech Holdings USA, L.L.C. (“VTech USA”), a wholly owned indirect subsidiary of VTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability (“VTech” and collectively with Acquisition Sub and VTech USA, the “Offerors”), to purchase any and all of the outstanding shares of the Company’s Class A common stock, par value $0.00001 per share and Class B common stock, par value $0.00001 per share (the Class A common stock and Class B common stock referred to collectively as the “Shares”), at a purchase price of $1.00  per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 3, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as specifically set forth herein, the Schedule 14D-9 as amended, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following as a new final paragraph under the subheading “Background of the Transaction”:

On March 30, 2016, the Company issued a press release reaffirming its support of the Merger with VTech and reiterating its recommendation that the Company’s stockholders accept the currently outstanding tender offer from the Offerors.

Item 8.	Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by inserting the following as a new final paragraph under the subheading “U.S. Antitrust Laws”:

On March 28, 2016, the FTC closed its investigation concerning the Transactions, concluding that no further action by the FTC is warranted at this time.

Item 8, “Additional Information” is hereby amended by replacing information set forth under the heading “Stockholder Litigation” as follows:

Between February 9, 2016 and February 26, 2016, seven putative stockholder class action lawsuits (collectively, the “State Court Actions”) were filed in the Superior Court of California, Alameda County against the Company, members of the Board, VTech, and Acquisition Sub. The State Court Actions are captioned Hoppy v. LeapFrog Enterprises, Inc., No. RG16803366; Pulley v. LeapFrog Enterprises, Inc., No. RG16803657; Bernert v. LeapFrog Enterprises, Inc., No. RG16803918; Wolfe v. LeapFrog Enterprises, Inc., No. RG16803906; Roser v. LeapFrog Enterprises, Inc., No. RG16804344; Joffe v. LeapFrog Enterprises, Inc., No. RG16805374 and Segev v. LeapFrog Enterprises, Inc., No. RG16805569.  The State Court Actions generally allege that the directors breached their fiduciary duties by approving the Merger Agreement, and that VTech and Acquisition Sub aided and abetted these alleged breaches of fiduciary duty.  Amended complaints were filed in the Segev and Hoppy actions on March 9, 2016 and March 10, 2016, respectively.  The amended complaints additionally allege that LeapFrog’s public statements to shareholders concerning the merger were materially incomplete and misleading, and that the sales process leading to the approval of the Merger was fundamentally flawed.  The plaintiffs seek injunctive relief, including enjoining the Merger and rescinding it if consummated, as well as an accounting by defendants to plaintiffs and other members of the class for all damages allegedly caused by them and an award of the costs related to the State Court Actions, including attorneys’ and experts’ fees.  If the plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the transactions contemplated by the terms of the Merger Agreement, such an injunction may prevent the completion of the transactions in the expected timeframe (or altogether). The foregoing is a summary of the complaints filed in the State Court Actions and is qualified in its entirety by reference to the complaints, which are on file with the Court.  The Company believes that the State Court Actions lack merit.  The Company has vigorously defended against these claims and will continue to do so.

On March 17, 2016, LeapFrog moved to dismiss the Hoppy action to enforce the Company’s bylaws, which designate the state and federal courts of Delaware as the exclusive forum for claims like those asserted in the State Court Actions.  On March 22, 2016, the Court heard oral argument on LeapFrog’s motion to dismiss.  Following argument on the motion, the Court issued an oral ruling granting LeapFrog’s motion to dismiss the Hoppy action.  A formal written order will follow.  The plaintiffs in all of the State Court Actions other than the Roser action have agreed that the Court’s dismissal ruling will apply to their actions as well.  On March 23, 2016, the Company filed a motion to dismiss the Roser action on the same grounds as the Hoppy action.  It is possible that additional similar complaints may be filed in the future or that one or more of the plaintiffs in the State Court Actions may refile their cases in the state or federal courts located in Delaware.

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On March 9, 2016, an additional putative class action lawsuit was filed in the United States District Court, Northern District of California against LeapFrog and members of the Board (the “Federal Action”).  The Federal Action is captioned Manger v. LeapFrog Enterprises, Inc., No. 3:16-cv-01161.  The Federal Action generally alleges that defendants violated Sections 14 and 20 of the Securities Exchange Act of 1934, and SEC rules promulgated thereunder, by causing a materially incomplete and misleading Solicitation/Recommendation Statement to be filed with the SEC.  The Federal Action seeks injunctive relief, including enjoining the Merger and rescinding it if consummated, as well as rescissory damages and an accounting by defendants to plaintiff and other members of the class for all damages allegedly caused by them and an award of the costs related to the Federal Action, including attorneys’ and experts’ fees. On March 21, 2016, plaintiff in the Federal Action filed a motion for a preliminary injunction.  Defendants filed an opposition to the motion on March 25, 2016.  On March 28, 2016, plaintiff in the Federal Action withdrew the motion for a preliminary injunction. The foregoing is a summary of the complaint filed in the Federal Action and is qualified in its entirety by reference to the complaint, which is on file with the Court.  The Company believes that the Federal Action lacks merit and intends to vigorously defend against these claims.  It is possible that additional similar complaints may be filed in the future.

Item 9.	Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by adding to the list of exhibits, immediately following the exhibit listed as Exhibit (a)(1)(F), the following text:

Exhibit Number	Description
(a)(1)(I)	Press Release dated March 30, 2016 issued by the Company.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEAPFROG ENTERPRISES, INC.

	By:	/s/ RAYMOND L. ARTHUR
	Name:	Raymond L. Arthur
	Title:	Chief Financial Officer

Dated: March 30, 2016

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